Bennett Jones LLP

4500 Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.com

RECEIVED
2009 JUL 29 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.com
Our File No.: 44609-8

July 28, 2009

09046656

DELIVERED BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of the public disclosure document of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of this material by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

For: Kahlan Mills

KM/sg
Enclosures

dlw 7/30

cc: Mark Paslawski, General Counsel – Calfrac Well Services Ltd.

SCHEDULE

Press Releases

1. News release - English, date of filing July 27, 2009.

82-34909

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. Second Quarter 2009 Earnings Release and Conference Call

CALGARY, July 27 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its Second Quarter 2009 results after the markets close on Thursday, August 6, 2009. A conference call has been scheduled for 10:00 a.m. MT (12:00 noon ET) on Friday, August 7, 2009. If you wish to participate in the conference call, please call (866) 250-4909 or (416) 644-3430 prior to the start of the call and ask for the Calfrac Well Services Ltd. conference call. A webcast of the conference call may be accessed via Calfrac's website at www.calfrac.com. An update regarding Calfrac's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O and Laura A. Cillis, Senior Vice President, Finance and C.F.O. Following this update there will be a question and answer period.

A replay of the conference call will be available for review until August 14, 2009. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and ask for reservation 21312102 followed by the pound key.

%SEDAR: 00002062E

/For further information: on this conference call please contact Lorraine Graham of Calfrac at (403) 218-7491/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 13:23e 27-JUL-09